Mail Stop 0306


March 30, 2005



Via Facsimile and U.S. Mail

Marvin A Sackner, M.D.
Chief Executive Officer
Non-Invasive Monitoring Systems, Inc.
1666 Kennedy Causeway Avenue
Suite 400
North Bay Village, FL  33141


	Re:	Non-Invasive Monitoring Systems, Inc.
		Form 10-KSB for the fiscal year ended July 31, 2004
			Filed October 29, 2004
		File No. 0-13176

Dear Mr. Sackner:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-KSB for the fiscal year ended July 31, 2004

Item 14.  Controls and Procedures - Page 22

1. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please amend your filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm. Please note this comment also applies to your Form 10-QSB as of October 31, 2004.

2. We note your statement that the chief executive officer and company comptroller have "determined" that the company`s disclosure controls and procedures are "designed to ensure that material information relating to the Company is made known to them, particularly during the period in which this Form 10-KSB was being prepared." It does not appear that your certifying officers have concluded that your disclosure controls and procedures are effective.
Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. If you wish to include the definition with your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act. Please note this comment also applies to your Form 10-QSB as of October 31, 2004.

3. We note your disclosure that "there have been no significant changes in the Company`s internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation." Revise to state clearly if there were any changes in your internal control over financial reporting that occurred during the most recent quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please note this comment also applies to your Form 10-QSB as of October 31, 2004.

Exhibit 31 - Certificates of the Chief Executive Officer and Chief Accounting Officer

4. We note that the certifications filed as Exhibit 31.1 and
Exhibit
31.2 are not in the proper form. The required certifications must be
in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file amendments to your Forms 10-KSB and 10-QSB that include the entire filings together with the certifications of your current CEO and acting CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

* * * * * * * *

      As appropriate, please amend your July 31, 2004 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387 or me at (202) 942-2861 if you have questions regarding these comments. In this regard, do not hesitate to contact Daniel
Gordon,
the Branch Chief, at (202) 942-2813.


					Sincerely,


					Kate Tillan
					Reviewing Accountant


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Marvin A. Sackner, M.D.
Non-Invasive Monitoring Systems, Inc.
March 30, 2005
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